Via EDGAR

June 15, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Maryse Mills-Apenteng
Re:	DTS, Inc. Registration Statement on Form S-4 Filed May 17, 2012 File No. 333-181475

Dear Ms. Mills-Apenteng:

        On behalf of our client, DTS, Inc. (the "Company"), this letter is being sent to you in response to comments received from the Staff of the Securities and Exchange Commission (the "Staff") by letter dated June 11, 2012 with respect to the above captioned Registration Statement on Form S-4 filed by the Company on May 17, 2012 (the "Registration Statement"). For your convenience, we have repeated each of the Staff's comments in bold/italicized font and set forth the Company's response immediately after each comment.

        Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement, which amendment includes Exhibits 5.1, 8.1, 8.2 (and the related consents included therein as Exhibits 23.1, 23.2 and 23.3), 99.4 and 99.5.

Registration Statement on Form S-4

General

1.
We note your disclosure regarding the merger consideration that shareholders of SRS Labs may elect to receive, for each share of SRS common stock, either cash consideration in the amount of $9.50 or stock consideration in the amount 0.31127 of a share of DTS common stock. You further clarify that this election is subject to proration based on the requirement in the Merger Agreement that there be a 50% cash/50% stock allocation with respect to the total consideration paid. It is unclear from your disclosure, however, the extent to which an individual's election might be impacted by the 50% cash/50% stock allocation requirement. Please revise your disclosure to explain in greater detail and/or to provide illustrative examples of the extent to which an election to receive all cash, an election to receive all stock, or an election to receive a combination of both cash and stock could be impacted by the 50% cash/50% stock allocation requirement.

  In this respect, please disclose the maximum extent to which the consideration actually received potentially would vary from STS stockholders' elections to receive all cash and all stock.

  RESPONSE:    In response to the Staff's comment, the Company respectfully advises the Staff that the Company disclosed on pages 94-97 of the Registration Statement the extent to which an individual's election might be impacted by the 50% cash/50% stock allocation requirement and provided illustrative examples of the extent to which an election to receive all cash, an election to receive all stock, or an election to receive a combination of both cash and stock could be impacted by the 50% cash/50% stock allocation requirement. These examples have been updated to utilize the number of shares of SRS Labs common stock outstanding and the price per share of DTS common stock as of a more recent date. The Company has also revised its disclosure to include on pages 98-99 a discussion and illustrative examples of the maximum extent to which the consideration actually received potentially would vary from SRS stockholders' elections to receive all cash or all stock. In response to the Staff's comment, the Company has revised pages 4 and 12 of the Registration Statement to cross-reference this disclosure.

Fee Table

2.
Please tell us and disclose whether you intend to use the registration statement for the resale of shares to be issued to Mr. Yuen in the merger transaction. If so, please revise the fee table to clarify this and include revised disclosure elsewhere as appropriate.

  RESPONSE:    In response to the Staff's comment, the Company respectively advises the Staff that it does not intend to use the Registration Statement for the resale of shares to be issued to Mr. Yuen in the merger transaction.

Opinion of Centerview Partners LLC, page 72

Miscellaneous, page 78

3.
You disclose that DTS, Inc. received a fairness opinion from Centerview Partners LLC in connection with the merger transaction. In accordance with Item 1015(b) of Schedule 14A, please disclose the compensation received by Centerview as a result of its role in the transaction, disclose the portion of the payment to Centerview that is contingent on the completion of the merger, and describe any material relationship that existed during the past two years or that is mutually understood to be contemplated on a going-forward basis. Refer to Item 14(b)(6) of Schedule 14A.

  RESPONSE:    In response to the Staff's comment, the Company has revised its disclosure on pages 78 and 79 of the Registration Statement to provide (i) the compensation received by Centerview as a result of its role in the transaction, (ii) the portion of the payment to Centerview that is contingent on the completion of the merger and (iii) that there is no material relationship that existed between the Company and Centerview during the past two years or that is mutually understood to be contemplated on a going-forward basis.

Exhibits, page II-2

4.
It appears that Mr. Thomas C.K. Yuen, Chairman, CEO and President of SRS Labs, will serve as a director of DTS following completion of the merger and has not signed the registration statement. Please file the written consent of Mr. Yuen as an exhibit to the registration statement or advise. Refer to Rule 438 of Regulation C. In addition, please confirm that you have provided in your disclosure document all of the information required by Item 7 of Schedule 14A, including but not limited to the information required by Item 401 of Regulation S-K, for Mr. Yuen.

  RESPONSE:    In response to the Staff's comment, the Company has revised the exhibit index to the Registration Statement to include the written consent of Mr. Yuen. The Company has also revised its disclosure on pages 110-111 of the Registration Statement to provide all of the information required by Item 7 of Schedule 14A, including but not limited to the information required by Item 401 of Regulation S-K, for Mr. Yuen.

Undertakings, page II-2

5.
It appears you have omitted the undertakings specified in paragraphs (a)(5) and (a)(6) of Regulation S-K Item 512. Please advise as to why you believe these undertakings do not apply to you.

  RESPONSE:    In response to the Staff's comment, the Company has revised Part II, Item 22 of the Registration Statement to include the undertakings specified in paragraphs (a)(5) and (a)(6) of Regulation S-K Item 512.

* * *

Please advise if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to me at (858) 638-6722 or, if more convenient, via e-mail at Michael.Kagnoff@dlapiper.com.

Sincerely,
Michael S. Kagnoff, Esq. DLA Piper LLP (US)

cc:	Jon E. Kirchner Chief Executive Officer